FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2005

Lorus Therapeutics Inc.

(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: January 20, 2005

By:_ "Shane Ellis"_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to review with you the operating highlights for the second fiscal quarter of 2005.

Our second fiscal quarter was marked by continuing good progress in both our immunotherapy and antisense clinical programs. In November 2004, Lorus announced the initiation of the sixth trial in our clinical trials agreement with the U.S. National Cancer Institute (NCI). This clinical trial will be conducted at Princess Margaret Hospital in Toronto and will examine GTI-2040, in combination with docetaxel and prednisone in hormone refractory prostate cancer (HRPC). The study also includes detailed assessments of metastatic disease and pharmacokinetic and pharmacodynamic parameters. This trial follows the successful completion and evaluation of the dose optimization stage of another NCI-sponsored trial at Princess Margaret Hospital, which established a safe recommended Phase II dose for GTI-2040 and docetaxel in combination for non-small cell lung cancer and prostate cancer. In addition to HRPC, the decision was made to proceed with the Phase II efficacy stage in the above study of GTI-2040 combined with docetaxel in non small cell lung cancer.

Also in November we announced the signing of a commercial supply agreement with Diagnostic Chemicals Limited operating as BioVectra dcl (BioVectra) for the commercial manufacture of Virulizin(R). Lorus has successfully completed the technology transfer process to BioVectra, which is critical to the commercialization of Virulizin(R). Moving forward, BioVectra intends to scale up to commercial batch size by the second calendar quarter of 2005 as we prepare for the completion of our pivotal Phase III trial in pancreatic cancer and the filing of a new drug application with the U.S. Food and Drug Administration. BioVectra is an FDA-inspected, privately owned, Canadian company located in Charlottetown, PEI.

On October 7, 2004, Lorus announced the closing of the first tranche of a $15 million private placement of secured convertible debentures with The Erin Mills Investment Corporation (TEMIC). The proceeds of the private placement will be used to finance the Company's research and development and on-going operations. Pursuant to the terms of the private placement, Lorus has issued to TEMIC a convertible debenture in the principal amount of $5 million maturing October 6, 2009. TEMIC has agreed to purchase two additional secured convertible debentures, each in the principal amount of $5 million, on each of January 14, 2005 and April 15, 2005. Please refer to Management's Discussion and Analysis for further details.

Our second fiscal quarter was typically busy with attendance at many industry conferences occurring during this time of year. From September through November presentations were made at a number of international biotechnology conferences including BioContact in Quebec City, BioAsia in Japan and BioPartnering in the U.K. Investment bank sponsored forums included the Rodman & Renshaw Techvest 6th Annual Healthcare Conference and the Union Bank of Switzerland Global Healthcare conference both held in New York City.

In September at the ENA meeting in Switzerland, a leading forum for presenting clinical oncology research, organized jointly by the European Organization for Research and Treatment of Cancer (EORTC), the United States National Cancer Institute (NCI), and the American Association for Cancer Research (AACR), clinical investigators presented recent results of our metastatic renal cell carcinoma Phase II clinical trial with GTI-2040 in combination with capecitabine. Of 29 patients reported, including 25 evaluable for best response, all had advanced metastatic renal cell cancer that had either failed or was ineligible for standard therapies, and were representative of a population with a very poor prognostic outcome. We are pleased with data presented from the ongoing clinical study which indicated that at the recommended Phase II dose, more than 50 per cent of patients showed disease stabilization. Best tumor shrinkages included a 39 per cent reduction in a patient with a partial response and a 23 per cent reduction in a patient who had disease stabilization for a period of 10 months.

We strengthened our intellectual property position with a patent allowance from the Canadian Patent Office entitled "Antitumor Antisense Sequences Directed Against R1 and R2 Components of Ribonucleotide Reductase." The patent protects Lorus' antisense molecules that target R1 and R2, including our lead anti-cancer drugs in the clinic, GTI-2040 and GTI-2501.

All of us at Lorus look forward to the New Year and the continuing progress in our transformation of Lorus into a significant commercial company as reports from our various clinical programs provide results throughout the coming year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information prepared as at January 13, 2005 should be read in conjunction with the unaudited consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles (GAAP) in this quarterly report and should also be read in conjunction with the audited consolidated financial statements and notes and management's discussion and analysis contained in the Company's annual report for the year ended May 31, 2004. All amounts are expressed in Canadian dollars unless otherwise noted.

Overview of the Business

Lorus is a Canadian biotechnology company, traded on both the TSX and AMEX, focused on the discovery, research and development of well-tolerated therapies that successfully manage cancer and promote improved quality of life. We are currently operating several research programs in-house and have three products in clinical trials.

Our most clinically advanced drug candidate Virulizin(R) is currently undergoing a global Phase III clinical trial treating patients with metastatic pancreatic cancer. This clinical trial was fully enrolled in June of 2004, and we anticipate results from the clinical trial during the fourth quarter of calendar year 2005. As we await these results, Lorus continues to devise business and financial strategies to maximize the potential asset of Virulizin(R) and in turn shareholder value.

The lead drugs in our antisense portfolio, GTI-2040 and GTI-2501, also continue to advance in the clinic. During the second quarter Lorus initiated the sixth of six Phase II clinical trials with GTI-2040 sponsored by the NCI with six different indications. Also during the quarter Lorus presented interim data from the GTI-2040 clinical trial with renal cell carcinoma in combination with capecitabine.

In addition, Lorus continues to develop other novel, proprietary drug candidates including our tumor suppressor/gene therapy and low molecular weight compounds with both anti-cancer and anti-bacterial activity.

Results of Operations

Revenue

Revenue has decreased to $3,000 for the six months ended November 30, 2004 compared with $604,000 for the same period in 2003. The decrease is primarily due to a $546,000 license fee received in the prior year related to the out-licensing of our clotrimazole analog library to Cyclacel Ltd. In addition, Lorus did not have any revenue for the six-month period ended November 30, 2004 related to the sale of Virulizin(R) in Mexico compared with $58,000 in the prior year.

Research and Development

Research and development expenses for the three months ended November 30, 2004 decreased to $3.8 million compared to $5.6 million for the same period last year. For the six months ended November 30, 2004, research and development expenses decreased to $8.9 million compared to $12.8 million for the same period last year. The anticipated decrease in research and development activities relates primarily to lower clinical trial costs for the fully enrolled Phase III trial of Virulizin(R) in comparison to the prior year when significant start up costs were incurred. Secondly, the initial costs of supplying the GTI-2040 drug to the NCI for the NCI sponsored Phase II clinical trial program were incurred entirely in Q1 of 2004, for which Lorus continues to have a sufficient supply on hand for the clinical trials.

General and Administrative

General and administrative expenses for the three months ended November 30, 2004 increased to $1.3 million compared to $1.2 million for the same period last year. For the six months ended November 30, 2004, general and administrative expenses remained at $2.4 million unchanged from the prior year.

Stock-Based Compensation

Stock-based compensation expense of $650,000 for the three months ended November 30, 2004 and $861,000 for the six months ended November 30, 2004 represents the amortization of the estimated fair value of stock options granted since June 1, 2002 applicable to the current service period as well as a one time charge of $207,000 recorded in the second quarter of 2005 representing the increase in value attributed to the November 18, 2004 shareholder approved amendment to the stock option plan to extend the contractual life of all options outstanding from five years to ten years.

The retroactive application of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 with respect to recognition of stock compensation expense for the cumulative effects of the fair value of stock based awards for 2003 and 2004 fiscal years resulted in a $2.8 million charge to the deficit and credit to the additional paid-in capital account on June 1, 2004. Prior periods were not restated.

Interest and Accretion Expense

Lorus recognized non-cash interest expense of $39,000 for the three and six months ended November 30, 2004, representing interest at prime + 1% on the first tranche of the convertible debenture of $5.0 million received on October 6, 2004. The interest accrued on the debenture during the quarter was paid in common shares of the Company.

Accretion in the carrying value of the convertible debenture amounted to $58,000 for the three and six months ended November 30, 2004. This amount reflects the accretion charge from the date of issue (October 6, 2004) to the end of the quarter. This accretion charge arises as under Canadian GAAP, the Company has allocated the proceeds of the convertible debenture to the debt and equity instruments issued on a relative fair value basis resulting in the value of the $5.0 million convertible debenture having a carrying value of $3.1 million at inception. Each reporting period, the Company is required to accrete the carrying value of the convertible debenture such that at maturity on October 6, 2009, the carrying value of the debenture will be its face value of $5.0 million.

Depreciation and Amortization

Depreciation and amortization expense increased to $251,000 for the six-month period ended November 30, 2004 compared with $198,000 in the prior year. The increase is due to additional capital purchases in fiscal 2005 which have increased depreciation.

Amortization of Deferred Financing Charges

Amortization of deferred financing charges for the six-month period ended November 30, 2004 was $19,000 compared with nil in the prior year. The deferred financing charges relate to the convertible debenture transaction and will be amortized over the five-year life of the debt commencing October 6, 2004.

Interest Income

Interest income for the three months ended November 30, 2004 was $136,000, compared with $314,000 for the second quarter last year. For the six months ended November 30, 2004, interest income was $281,000 in fiscal 2005 compared to $707,000 for the same period last year. The decrease is attributable to lower cash and short-term investment balance during the first half of fiscal 2005.

Net Loss

Net loss for the three months ended November 30, 2004 totaled $5.9 million ($0.03 per share) compared to a net loss of $6.0 million ($0.03 per share) for the same period last year. For the six-month period ended November 30, 2004, the net loss totaled $12.2 million ($0.07 per share) compared to $14.2 million ($0.08 per share) for the comparable period last year. The year to date decrease in net loss is due primarily to a reduction of $4.0 million in research and development expenses offset by lower revenues and interest income of $601,000 and $426,000 respectively, and the recognition of stock-based compensation expense in fiscal 2005 of $861,000 resulting from the adoption of CICA revised Handbook Section 3870, 'Stock-Based Compensation and Other Stock-Based Payments'.

Quarterly Financial Information (unaudited)

(in thousands of dollars, except per share amounts)

The selected financial information provided below is derived from the Company's unaudited quarterly financial statements for each of the last eight quarters, all of which cover periods of three months.

	Nov. 30, 2004	Aug. 31, 2004	May 31, 2004	Feb. 28, 2004	Nov. 30, 2003	Aug. 31, 2003	May 31, 2003	Feb. 28, 2003
Revenue	$ 1	$ 2	$ 2	$ 2	$ 575	$ 29	$ 39	$ 27
Net loss	(5,945)	(6,245)	(7,973)	(8,159)	(5,998)	(8,171)	(4,787)	(3,802)
Basic and diluted
net loss per share	$ (0.03)	$ (0.04)	$ (0.05)	$ (0.05)	$ (0.03)	$ (0.05)	$ (0.04)	$ (0.02)

Operating Cash Requirements

Cash used in operating activities before net change in non-cash working capital was $4.6 million for the three months ended November 30, 2004 compared to $5.5 million in the prior year. For the six month period ended November 30, 2004 cash used in operating activities before net change in non-cash working capital totaled $10.1 million compared with $13.1 million in the prior year. The decrease is primarily due to lower research and development expenditures year to date.

Liquidity and Capital Resources

Since inception, Lorus has financed its operations and technology acquisitions primarily from equity financing, the exercise of warrants and stock options, convertible debt offerings and interest income on funds held for future investment. The Company believes that its available cash, cash equivalents and short-term investments, along with the $15 million convertible debenture financing secured in the arrangement entered into in the current quarter as discussed elsewhere in this MD&A and the interest earned thereon, is sufficient to finance its operations and capital needs for more than the next twelve months.

Cash Position

At November 30, 2004 Lorus had cash and cash equivalents and short-term investments totaling $19.6 million compared to $26.7 million at May 31, 2004.Working capital was $16.2 million at November 30, 2004 compared to $22.6 million at May 31, 2004. Pursuant to the $15.0 million convertible debenture agreement, Lorus will receive the remaining $10.0 million in two installments of $5.0 million on each of January 14, and April 15, 2005.

Contractual Obligations and Off-Balance Sheet Financing

On October 6, 2004, Lorus entered into a Subscription Agreement to issue an aggregate of $15 million of secured convertible debentures. The debentures are secured by a first charge over all of the assets of the Company.

Lorus received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the Agreement), and has received a commitment from the investors to receive additional sums of $5.0 million on each of January 14, 2005 and April 15, 2005 subject to the Company's compliance with all covenants under the Agreement. If the Company complies with all of the covenants under the Agreement and the investors fail to purchase the additional debentures on each of January 14, 2005 and April 15, 2005, the Company's sole remedy under the Agreement is to force conversion of the initial convertible debenture issued on October 6, 2004 and cause the forfeiture of all unearned warrants (warrants are further described below). All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime + 1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer be charged. Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. To November 30, 2004, the Company has issued 52,925 shares in settlement of $39,000 in interest.

The $5.0 million principal amount of debenture issued on October 6, 2004 is convertible at the holder's option into common shares of the Company with an exercise price per share of $1.00 and the $10.0 million principal amount of debentures to be issued thereafter are convertible at an exercise price per share equal to the greater of $1.00 and the weighted average trading price of the common shares, for the twenty-day period prior to the investment of the funds, less the maximum discount permitted by the Toronto Stock Exchange.

With the issuance of each $5.0 million debenture, the Company will issue from escrow 1,000,000 warrants with a term of five years to buy common shares of the Company at a price per share equal to $1.00.

The Company has also committed to provide an additional 1 million purchase warrants with similar terms to the above warrants in the event that the Company fails to obtain certain consents from third parties relating to intellectual property rights that form part of the security for the debentures. The warrants are issuable from escrow as to 500,000 if the consents are not received by January 14, 2005 and an additional 500,000 if the consents are not received by April 15, 2005.

Outlook

Until one of our drug candidates receives regulatory approval and is successfully commercialized, Lorus will continue to incur operating losses. The size of these operating losses will be affected primarily by the timing and scope of future clinical trials and pre-launch activities related to the Company's lead products, as well as any new initiatives. Finally, the duration of the pre-operating losses will depend on the scientific results of such clinical trials.

Changes in Accounting Policies and Accounting Estimates

Effective June 1, 2004, Lorus adopted the fair value method of accounting for stock options which were granted to employees on or after June 1, 2002 as required by CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The change was adopted retroactively without restatement as allowed for under the revised section. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as a charge to stock-based compensation expense and a credit to additional paid-in capital. When options are exercised, the proceeds are credited to share capital and the applicable fair value reclassified from additional paid-in capital to share capital. Retroactive application of Section 3870 resulted in the opening balances of deficit and additional paid in capital being increased by $2,777,000 as though the fair value method had been applied since June 1, 2002.

Updated Share Information

On October 6, 2004 Lorus issued 1,000,000 warrants to TEMIC to purchase common shares of Lorus at $1.00 for a period of five years. Lorus has issued an additional 2,000,000 warrants to purchase common shares of Lorus at $1.00 for a period of five years to TEMIC currently held in escrow, and as the remaining two tranches are receiv-ed Lorus will release an additional 1,000,000 warrants from escrow for each tranche.

As at December 31, 2004, the number of issued and outstanding common shares of the Company was 172,155,600. In addition 8,394,985 stock options were issued and outstanding that are potentially convertible into an equal number of common shares. On December 10, 2004 13,110,000 warrants to purchase 13,110,000 common shares of the Company and 1,835,400 compensation options expired.

Dr. Jim A. Wright

President and Chief Executive Officer

LORUS THERAPEUTICS INC.

SECOND QUART E R

September 1, 2004 to November 30, 2004

Forward Looking Statements

Except for historical information, this quarterly report contains forward-looking statements, which reflect the Company's current expectations and assumptions,

and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings.

We undertake no obligation to publicly update or revise any forward looking statements,

whether as a result of new information, future events or otherwise.

For more information:

Grace Tse Lorus Therapeutics Inc.

T 416 798 1200 ext. 380 E: ir@lorusthera.com

F 416 798 2200 W: www.lorusthera.com

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Deficit (unaudited)
					Period
	Three	Three	Six	Six	from inception
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian Dollars)	Nov. 30, 2004	Nov. 30, 2003	Nov. 30, 2004	Nov. 30, 2003	Nov. 30, 2004
REVENUES	$1	$575	$3	$604	$677

EXPENSES
Cost of Sales	1	26	1	26	84
Research and development	3,838	5,586	8,887	12,849	94,731
General and administrative	1,333	1,176	2,358	2,407	40,151
Stock-based compensation (note 5)	650	-	861	-	3,638
Interest expense (note 4)	39	-	39	-	39
Accretion in carrying value of secured convertible debenture (note 4)	58	-	58	-	58
Amortization of deferred financing charges	19		19	-	19
Depreciation and amortization	144	99	251	198	9,032
Operating Expenses	6,082	6,887	12,474	15,480	147,752
Interest income	(136)	(314)	(281)	(707)	(10,304)
Loss for the period	5,945	5,998	12,190	14,169	136,771
Deficit, beginning of period (as previously reported)	130,826	99,674	121,804	91,503	-
Impact of change in accounting for stock options	-	-	2,777	-	-
Deficit, beginning of period -restated	130,826	99,674	124,581	91,503	-
Deficit, end of period	$136,771	$105,672	$136,771	$105,672	$136,771
Basic and diluted loss per common share	$0.03	$0.03	$0.07	$0.08
Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per share	172,000	171,557	171,901	171,537

See accompanying notes to unaudited consolidated financial statements

Lorus Therapeutics Inc.
Consolidated Statements of Cash Flows (unaudited)

					Period
	Three	Three	Six	Six	from inception
(amounts in 000's)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian Dollars)	Nov. 30, 2004	Nov. 30, 2003	Nov. 30, 2004	Nov. 30, 2003	Nov. 30, 2004
OPERATING ACTIVITIES
Loss for the period	$(5,945)	$(5,998)	$(12,190)	$(14,169)	$(136,771)
Add items not requiring a
current outlay of cash:
Depreciation and amortization	581	540	1,125	1,072	17,252
Interest expense (note 4)	39	-	39	-	39
Accretion in carrying value of secured
convertible debenture (note 4)	58	-	58	-	58
Amortization of deferred financing charges (note 4)	19	-	19	-	19
Stock-based compensation (note 5)	650	(48)	861	(44)	4,931
Other	-	-	-	-	745
Net change in non-cash working capital
balances related to operations	(368)	(911)	(738)	835	2,482
Cash used in operating activities	(4,966)	(6,417)	(10,826)	(12,306)	(111,245)
INVESTING ACTIVITIES
Maturity (purchase) of short-term investments, net	(715)	(10,311)	11,527	(15,263)	(14,130)
Business acquisition, net of cash received	-	-	-	-	(539)
Acquired patents and licenses	-	-	-	-	(715)
Additions to fixed assets	(216)	(104)	(376)	(175)	(5,751)
Cash proceeds on sale of fixed assets	-	-	-	-	348
Cash provided by (used in)
investing activities	(931)	(10,415)	11,151	(15,438)	(20,787)
FINANCING ACTIVITIES
Issuance of debentures, net proceeds (note 4)	4,400	-	4,400	-	4,400
Issuance of warrants (note 4)	-	-	-	4,537	36,414
Issuance of common shares	106	60	111	25,396	97,370
Additions to deferred financing charges (note 4)	(450)	-	(450)		(695)
Cash provided by financing activities	4,056	60	4,061	29,933	137,489
Increase (decrease) in cash and cash
equivalents during the period	(1,841)	(16,772)	4,386	2,189	5,457
Cash and cash equivalents,
beginning of period	7,298	19,866	1,071	905	-
Cash and cash equivalents,
end of period	$5,457	$3,094	$5,457	$3,094	$5,457

See accompanying notes to unaudited consolidated financial statements

Lorus Therapeutics Inc.
Consolidated Balance Sheets

(amounts in 000's)	November 30, 2004	May 31, 2004
(Canadian Dollars)	(unaudited)	(audited)

ASSETS
Current
Cash and cash equivalents	$5,457	$1,071
Short-term investments	14,129	25,657
Prepaid expenses and other assets	1,332	1,697
	20,918	28,425
Long-term
Fixed assets	1,595	1,471
Deferred financing charges (note 4)	625	-
Goodwill	606	606
Acquired patents and licenses	3,049	3,922
-	5,875	5,999
	$26,793	$34,424
LIABILITIES
Current
Accounts payable	$1,672	$2,429
Accrued liabilities	3,049	3,396
	4,721	5,825
Long-term
Secured convertible debenture (note 4)	3,128	-
SHAREHOLDERS' EQUITY
Share capital
Common shares	144,823	144,673
Equity portion of secured convertible debentures (note 4)	1,201	-
Additional paid-in-capital (notes 2 and 5)	3,638	-
Warrants (note 4)	4,648	4,325
Compensation options	1,405	1,405
Deficit accumulated during development stage	(136,771)	(121,804)
	18,944	28,599
	$26,793	$34,424

See accompanying notes to unaudited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2004 and 2003

1.

Basis of presentation

These unaudited consolidated interim financial statements of Lorus Therapeutics Inc. ("the Company") have been prepared by the Company in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2004. These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2004.

The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financing and payments from strategic partners. The Company's current level of cash and short-term investments and the additional funds available under a convertible debenture entered into on October 6, 2004 (note 4) is sufficient to execute the Company's current planned expenditures for the next twelve months.

The information furnished as at and for the three and six months ended November 30, 2004 and November 30, 2003 reflect, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented.  Interim results are not necessarily indicative of results for a full year.

2.  Change in accounting policy

Effective June 1, 2004, the Company adopted the fair value method of accounting for stock options granted to employees on or after June 1, 2002 as required by the Canadian Institute of Chartered Accountants ["CICA"] amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ["Section 3870"]. The change was adopted retroactively without restatement as allowed for under the revised section.

Under the fair value method, the estimated fair value of stock options granted is recognized over the service period, that is the applicable vesting period as a charge to stock compensation expense and a credit to additional paid-in capital. When options granted on or after June 1, 2002 are exercised, the proceeds received and the related amounts in additional paid-in capital are credited to share capital. For options granted prior to June 1, 2002, the Company continues to provide pro forma disclosure of the effect of the fair value method on the net loss and net loss per share. When options granted prior to June 1, 2002 are exercised, the proceeds are credited to share capital.  The impact to the financial statements arising from adoption of the fair value method was an increase to the deficit and additional paid-in capital balances of $2,777,000 at June 1, 2004.

3.  Share capital

  (a)  Continuity of common shares and warrants

(amounts and units in 000's)	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance at May 31, 2004	171,794	$144,673	13,110	$ 4,325
Exercise of stock options	11	5	-	-
Balance at August 31, 2004	171,805	144,678	13,110	4,325

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2004 and 2003

Exercise of stock options	265	106	-	-
Interest payment (note 4)	53	39	-	-
Convertible debenture (note 4)	-	-	1,000	323
Balance at November 30, 2004	172,123	$144,823	14,110	$4,648

(b) Stock options

(000's)	Six months ended		Year Ended
	November 30, 2004		May 31, 2004
Outstanding at beginning of period		6,372		5,378
Granted		3,163		2,629
Exercised		(276)		(289)
Forfeited		(754)		(1,346)
Outstanding at end of period		8,505		6,372

(c)

Loss per share

The Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options, warrants and compensation options that could dilute basic loss per share, because to do so would be anti-dilutive.

4.   Convertible Debenture

On October 6, 2004, the Company entered into a Subscription Agreement (the "Agreement") to issue an aggregate of $15 million of secured convertible debentures (the "debentures").  The debentures are secured by a first charge over all of the assets of the Company.

The Company received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15 million to be received under the Agreement), and has received a commitment from the investors to receive additional sums of $5.0 million on each of January 14, 2005 and April 15, 2005 subject to the Company's compliance with all covenants under the Agreement.  If the Company complies with all of the covenants under the Agreement and the investors fail to purchase the additional debentures on each of January 15, 2005 and April 15, 2005, the Company's sole remedy under the Agreement is to force conversion of the initial convertible debenture issued on October 6, 2004 and cause the forfeiture of all unearned warrants (warrants are further described below).  All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime + 1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer be charged.  Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment.  To November 30, 2004, the Company has issued 52,925 shares in settlement of $39,000 in interest.

The $5.0 million principal amount of debenture issued on October 6, 2004 is convertible at the holder's option at any time into common shares of the Company with an exercise price per share of $1.00 and the $10.0 million principal amount of debentures to be issued thereafter are convertible at any time at an exercise price per share equal to the greater of $1.00 and the weighted average trading price of the common shares, for the twenty-day period prior to the investment of the funds, less the maximum discount permitted by the Toronto Stock Exchange.

With the issuance of each $5.0 million debenture, the Company will issue to each debt holder from escrow 1,000,000 warrants with a term of five years to buy common shares of the Company at a price per share equal to $1.00.  The cost of these warrants will be recognized when they are released from escrow upon the issuance of the second and third tranches of convertible debt.

The convertible debentures contain both a liability and an equity element, represented by the conversion option, and therefore, under Canadian GAAP these two elements must be split and classified separately as debt and equity.  In addition, as noted above, the debenture holder receives 1,000,000 purchase warrants on the issuance of each tranche of convertible debt.  The Company has allocated the total proceeds received from the issuance of the initial convertible debenture to these three elements based on their relative fair values.  The fair value of the purchase warrants has been determined based on an option-pricing model.  The fair value of the debt has been based on the discounted cash flows using an estimated cost of borrowing of 15% to represent an estimate of what the Company may borrow secured debt without a conversion option or purchase warrant.  The convertible debenture conversion option was valued using a trinomial model.   The resulting allocation based on relative fair values resulted in the allocation of the $5.0 million purchase price to be $3.1 million to the debt instrument, $1.5 million to the conversion option and $409,000 to the purchase warrant.  The financing fees totaling $1,050,000 related to the issuance of the convertible debentures have been allocated pro-rata between deferred financing charges of $644,000, against the equity portion of the convertible debenture of $320,000 and against the purchase warrant of $86,000.

Each reporting period, the Company is required to accrete the carrying value of the convertible debenture such that at maturity on October 6, 2009, the carrying value of the debenture will be its face value of $5.0 million.

The Company will perform similar fair value calculations on the dates in which the future debentures are issued and appropriately allocate the value to the purchase warrant, debt, and the debenture conversion option.

The Company has also committed to provide an addition 1 million purchase warrants with similar terms to the above warrants in the event that the Company fails to obtain certain consents from third parties relating to intellectual property rights that form part of the security for the debentures.  500,000 warrants are issuable from escrow if the consents are not received by January 14th, 2005 and an additional 500,000 if the consents are not received April 15th, 2005.  The additional warrants will be measured at fair value using an option-pricing model on issuance and recorded as additional costs of the Agreement.

5.    Stock-Based Compensation

(a)

Effective June 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after June 1, 2002.  The Company adopted this new accounting policy retroactively without restatement as allowed for under the transitional provisions of Section 3870.

For the three months ended November 30, 2004, stock compensation expense of $650,000 was recognized, representing the amortization of stock compensation expense applicable to the current service period of the estimated fair value of options granted since June 1, 2002, and a one-time additional compensation expense of $208,000 incurred due to the shareholder approved amendment of the 1993 Stock Option Plan to extend the life of options from 5 years to 10 years.  This additional expense represents the incremental value conveyed to holders of the options as a result of extending the life of the options.

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

Six months ended November 30, 2004
Risk free interest rate	2.25-3.00%
Expected dividend yield	0%
Expected volatility	90%
Expected life of options	1-5 years
Weighted average fair value of options granted or modified in period	$0.45

(b)   Pro forma information - Stock-based compensation

The following pro forma financial information presents the loss for the period and pro forma loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to June 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model.  Supplemental disclosure of pro forma loss and loss per share is as follows:

(Amounts in 000's)	Three months ended November 30, 2004	Six months ended November 30, 2004
Loss for the period	$ 5,945	$ 12,190
Compensation expense related to the fair value of stock options	6	27
Pro forma loss for the period	$ 5,951	$ 12,217
Pro forma loss per common share	$ 0.03	$ 0.07

6.

Commitments

Lorus has entered into an agreement with a drug manufacturing company to manufacture product during the third quarter.  This commitment will result in a cash payment of $130,000 in the third quarter of 2005, and $140,000 to be paid in fiscal 2006.

7.

Subsequent events

On December 10, 2004 13,110,000 warrants to purchase 13,110,000 common shares of the Company at an exercise price of $1.75 per warrant and 1,835,400 compensation options entitling the holders to acquire one common share and one-half purchase warrant for an exercise price of $1.27 per compensation option expired unexercised.  The expiry of these warrants and option will have no impact on earnings or the net balance of shareholders' equity.